This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

JPMorgan Notes Linked to the USD/ILS Exchange Rate due March 26, 2014

The notes are designed for investors who seek a fixed return of at least 11.65% at maturity if the U.S. dollar appreciated by at least 5% relative to the Israeli new shekel from the Starting Spot Rate to the Ending Spot Rate. Investors should be willing to forego interest payments, while seeking payment of 98% of the principal amount at maturity. Any payments are subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Spot Rate	On any relevant day, the number of Israeli new shekels per U.S. dollar and is equal to the Israeli new shekel per one U.S. dollar exchange rate as reported by Reuters Group PLC ("Reuters") on Reuters page WMRPSPOT16 at approximately (a) 1:00 p.m., London time, if that day is not a Friday, and (b) 11:00 a.m., London time, if that day is a Friday
Reference Currency	USD
Base Currency	ILS
Digital Amount	At least $136.50 (to be determined on the pricing date)
Downside Exposure Percentage	2.00%
Ending Averaging Dates	March 17, 2014; March 18, 2014; March 19, 2014; March 20, 2014; March 21, 2014
Maturity Date	March 26, 2014
Reference Currency Return	(Ending Spot Rate - Initial Spot Rate) / Initial Spot Rate
Starting Spot Rate	The Spot Rate on the pricing date
Ending Spot Rate	The arithmetic average of the Spot Rates on each of the Ending Averaging Dates
Maturity	Approximately 3 months
Settlement	Cash
Payment At Maturity per $1,000 principal amount note	*If the Reference Currency Return is greater than or equal to 5%:* $980 + Digital Amount *If the Reference Currency Return is less than 5%:* $980 Your investment may result in the loss of 2.00% of your principal at maturity.
Preliminary Term Sheet	http://www.sec.gov/Archives/edgar/data/19617/000095010313007311/dp42632_fwp-ficc152.htm

Hypothetical Payment at Maturity for Notes linked to the USD/ILS Exchange Rate (assuming $1,000 Initial Investment)



Reference Currency Return
Notes
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payout at maturity
105% of Starting Spot Rate
13.65% Digital Amount
98% Principal Repayment
-30%
-20%
-10%
0%
10%
20%
30%
Reference Currency Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Reference Currency Returns detailed in the table below. Your investment may result in a loss of some of your principal at maturity.

Selected Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for further information.

- Your investment in the notes may result in the loss of some of your principal and is subject to the credit risk of JPMorgan Chase & Co. (JPMC).
- Your maximum potential gain on the notes will be limited to the Digital Amount.
- The appreciation potential of the notes is limited and you will not participate in any appreciation in USD relative to ILS.
- JPMS' estimated value of the notes will be lower than the original issue price (price to public) on the notes, does not represent the future value of the notes and may differ from others' estimates and is not determined by the reference to credit spreads for our conventional fixed rate debt.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' then-current estimated value for a limited time period.
- The notes are subject to currency exchange risk (which can be expected to heighten during periods of financial turmoil).
- Currency market disruptions and/or governmental intervention could adversely affect the value of the notes.
- Lack of liquidity: JPMorgan Securities, LLC, acting as agent for JPMC (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential Conflicts: JPMC and its affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making assumptoins to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging and other trading activities of JPMC could result in substantial returns for J.P. Morgan while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

Ending Spot Rate (ILS per 1 USD)	Reference Currency Return	Payment at Maturity per $1,000 Principal Amount	Total Return on Notes
5.2500	50.00%	$1,116.50	11.65%
4.5500	30.00%	$1,116.50	11.65%
4.2000	20.00%	$1,116.50	11.65%
4.0250	15.00%	$1,116.50	11.65%
3.8500	10.00%	$1,116.50	11.65%
3.6750	5.00%	$1,116.50	11.65%
3.6747	4.99%	$980.00	-2.00%
3.5875	2.50%	$980.00	-2.00%
3.5000	0.00%	$980.00	-2.00%
3.3250	-5.00%	$980.00	-2.00%
3.1500	-10.00%	$980.00	-2.00%
2.9750	-15.00%	$980.00	-2.00%
2.8000	-20.00%	$980.00	-2.00%
2.6250	-25.00%	$980.00	-2.00%
2.4500	-30.00%	$980.00	-2.00%
1.7500	-50.00%	$980.00	-2.00%
0.0000	-100.00%	$980.00	-2.00%

Each hypothetical return set forth above assumes a Initial Spot Rate of 3.5000 and a Digital Amount of $136.50. The actual Digital Amount will be determined on the pricing date and will not be less than $136.50. Each hypothetical total return set forth above is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: December 17, 2013

J.P.Morgan

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any
offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov.
Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: December 17, 2013